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September 21, 2009	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com
VIA EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention:     Mr. Eric Envall, Staff Attorney
Re:	United Community Banks, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 7, 2009 File Number 0-21656
Ladies and Gentlemen:
     At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide below responses to the Staff’s comment letter dated September 17, 2009. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.
     Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).
Form 10-Q Filed for the Quarter Ended June 30, 2009
Notes to Consolidated Financial Statements
Note 13 — Goodwill, page 17
1.	We read your response to our prior comment four. It appears your decision not to perform additional impairment testing was primarily based on the incremental improvement in your stock price during the second quarter and on your comparison

Letter to the Securities and Exchange Commission
September 21, 2009

of your projected and actual results (i.e. which included the one-time FDIC related gain). We agree the improvement in your stock price is one factor that should be considered. Please provide us with a more robust and comprehensive discussion of the positive and negative factors you considered in your determination as to whether additional impairment testing was required (pursuant to SFAS 142) during the quarter ended June 30, 2009. Your response should expand on the information you provided in your previous response and should also address negative factors, such as (but not limited to) your continued losses, greater than estimated deterioration in various key performance indicators and ratios, and any other pertinent information.
Response:
The improvement in our stock price was not the only factor considered in determining whether it was necessary to perform an interim impairment test. We also considered that our earnings performance, absent the bargain purchase gain from the acquisition of Southern Community Bank, fell short of our internal forecast. However, we do not believe the credit deterioration represented a significant adverse change in the business climate as described in paragraph 28.a. of SFAS 142 because it was due to the ongoing effects of a weak credit environment for which the magnitude of losses could not reliably be predicted rather than a specific event occurring in the second quarter. In considering the effect of the second quarter results on potential goodwill impairment, we believed at the time that any incremental deteriorating credit quality would result in a lower estimated fair value of our loan portfolio in Step 2 of the analysis that would offset any decline in value resulting in Step 1. We have subsequently performed an analysis that confirms this understanding and reflects that further impairment was not present at June 30, 2009 and an interim test was therefore not necessary.
Our subsequent analysis included updating our first quarter impairment test with second quarter information. We adjusted the Discounted Cash Flows analysis in Step 1 of the impairment test to reflect our second quarter results and updated earnings outlook. We also adjusted the values determined using the Guideline Companies valuation method to reflect the updated tangible book value to which the peer multiples were applied. We tested the peer bank multiples by obtaining updated valuation data on the selected peer group. As with the first quarter test, the updated estimate of fair value determined in Step 1 fell below the Company's book value requiring consideration of Step 2.
For Step 2, we considered changes to the fair values of the individual asset and liability classes that would have occurred during the second quarter. We assumed no changes for all asset classes except for the loan portfolio and the securities portfolio. We believe this to be appropriate since there have not been significant changes to deposit product mix since the first quarter that would be expected to result in a material change in value. We believe the same to be true for all other asset and liability classes except loans and securities. For loans, we increased the discount measured in the first quarter by the amount of the expected increase in credit losses. All of our securities are available for sale and are reported at fair value therefore no further adjustment is necessary. Applying this methodology to update our first quarter test resulted in the fair value of goodwill exceeding the carrying amount by approximately $16 million. While our subsequent testing does not represent a full impairment test, we believe it indicates that impairment was not present and further testing was not warranted. We have provided a copy of our analysis to the third party that assisted with our first quarter impairment test and they expressed no concerns with our approach.
As noted in our response to the third comment below, we understand that our valuation approach to our loan portfolio reflected in our fair value disclosure is not consistent with the valuation approach taken by the third party that we engaged in performing our first quarter goodwill impairment test. We agree to incorporate the approach used in our goodwill impairment assessment in valuing our loan portfolio for disclosure purposes in future filings.
Other negative factors that we considered in evaluating the need to perform an interim impairment test in the second quarter were the rising levels of nonperforming assets and loan charge offs. Again, we believed these issues to have more of an impact on the estimated fair value of the loan portfolio than the overall franchise value represented by goodwill. Although expenses rose from first to second quarter, the increase primarily related to the special one-time deposit insurance assessment by the FDIC which was considered in our first quarter goodwill impairment study. Absent the special assessment, expenses were down linked quarter.
Aside from the credit quality deterioration and the increase in operating expenses, our bank franchise remains well intact and in high regard by our customers. We experienced significant deposit growth in the second quarter with non-CD core deposits, excluding deposits received through the acquisition of Southern Community Bank and public funds, growing at an annualized rate of 12% from the first quarter. We also measure customer satisfaction each month and our scores remain well above industry norms and continue to show improvement, consistently remaining well above 90%. These core deposits and

Letter to the Securities and Exchange Commission
September 21, 2009

customer satisfaction indicators are critical to the intangible value of the Company and are continuing to grow and remain strong, even with the ongoing credit losses. Related to these positive factors, we reported a 20 basis point improvement in our net interest margin in the second quarter in spite of the lingering effects of carrying higher levels of nonperforming assets. We believe these improvements in our core business imply that the overall value of our franchise that is represented by goodwill was increasing.

2.	Further, please tell us whether there have been any triggering events in the 3rd quarter of fiscal 2009 which may have caused the Company to consider whether an interim period goodwill impairment analysis was required. If so, provide us with a status of this analysis (e.g. pass/failure of step 1 goodwill testing, status of step 2 testing, amount of impairment, if any, etc.).

Response:

During the third quarter, management decided to raise capital to strengthen the Company’s ability to manage through the continuing credit challenges and prepare for growth opportunities that may become available. The decision to raise capital was also encouraged by the Company’s primary federal regulator (FDIC) during the process of conducting their most recent examination in light of continuing credit weakness. At the time of the filing of this response, the FDIC had completed most of the field work but had not yet issued their report of examination. The examiners had preliminarily indicated that they expect to recommend some form of informal memorandum of understanding or formal enforcement action based on the results of their examination. In connection with this decision and the expectation of further credit deterioration in the third quarter, management believed it was prudent to perform an interim impairment assessment.

At the time of this response, impairment testing is still underway and not complete. We believe that the same valuation conditions that existed in the first quarter will result in the fair value of the Company indicated in Step 1 falling below the carrying value. Because we anticipate that the Company may not pass Step 1, the Step 2 analysis is being performed concurrently with the Step 1 test. At this point the amount of impairment, if any, is not known. The Company has $235.6 million in goodwill on its books. If it becomes apparent that goodwill impairment has occurred, we will make all required disclosure as a result thereof, including disclosure to any potential investors pursuant to a capital raising transaction.

3.	We note your response to our prior comment four. In regard to the Company’s conclusion that the determination of fair value under SFAS 107 is different than under SFAS 142, we note that with the adoption of SFAS 141R on 1/1/09, the determination of fair value would be the same under both pronouncements. Please note this going forward reflecting the necessary changes within the context of your interim period SFAS 107 disclosures.

Letter to the Securities and Exchange Commission
September 21, 2009

Response:
We concur with the Staff’s comment and will apply consistent valuation methodology in future SFAS 107 disclosures.
* * * * *
     Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270 or my colleague, Adwoa Awotwi at (404) 815-6613. Thank you.

Sincerely,
/s/ James W. Stevens
James W. Stevens

cc:	Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Greg Foster, Porter Keadle Moore, LLP